

Mail Stop 4631   May 4, 2010

Ellen German Berndt, Esq.
Hexion U.S. Finance Corp.
180 East Broad Street
Columbus, OH 43215

> **Re:**   **Hexion U.S. Finance Corp.**
> **Hexion Nova Scotia Finance, ULC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 28, 2010**
> **File No. 333-165773**

Dear Ms. Berndt:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Supplemental Letter</u>

1. We note the supplemental letter you filed in response to comment 1 in our letter dated April 26, 2010. Please submit a revised supplemental letter where the Company represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

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You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: William B. Kuesel
        O'Melveny & Myers LLP
        7 Times Square
        New York, NY 10036